QRONS INC.
28-10 Jackson Avenue #26N
Long Island City, New York 11101

January 6, 2022

BY EDGAR
U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Natural Resources
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Christine Westbrook
                   Office of Life Sciences

Re: Qrons Inc.
Registration Statement on Form S-1 (File Number 333-261437)

Dear Ms. Westbrook:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), Qrons Inc. (the “Company”) hereby requests that the Registration Statement described above (the “Registration Statement”) be accelerated so that it will become effective at 4:00 p.m. on Monday, January 10, 2022, or as soon as practicable thereafter. In connection with such request, the undersigned hereby acknowledges the following:

1. Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

3. The Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please do not hesitate to call Nancy Brenner, Esq., counsel for the Company at (917) 282-4272 or by email: nbrenneresq@gmail.com.

Thank you for your attention to this matter.

             Sincerely,

/s/Jonah Meer
Jonah Meer
Chief Executive Officer

cc:  Nancy Brenner, Esq.